Classificação da Informação: RESTRITA INTER&CO, INC. PAYMENT OF CASH DIVIDEND INTER & CO, INC. (Nasdaq: INTR and B3: INBR32) ("Inter&Co” or "Company”) hereby announces that its Board of Directors has approved the payment of a cash dividend of USD0.113101823 per common share of the Company, out of the profit reported in the 2025 financial statements. The dividend will be paid on March 5, 2026, to shareholders of record as of February 22, 2026, and is expected to be credited to the shareholders’ custody accounts held with their respective broker-dealers beginning on March 6, 2026. The estimated gross amount for the payment of dividends to be made in Brazilian Reais to holders of the Company’s Brazilian Depositary Receipts (“BDRs”) is BRL 0.594689388 per BDR, considering the U.S. dollar exchange rate (PTAX as of February 10, 2026) at BRL 5.2580, with the expected payment date being March 13, 2026.The actual payment date and the corresponding amount of such cash dividend to be paid in Brazilian Reais to BDRs holders will be announced after March 9, 2026, once Banco Bradesco S.A., the depositary of the BDR program sponsored by the Company, receives the cash dividend paid to the shares backing the BDRs. Additional information may be obtained from Inter&Co’s Investor Relations Department at ir@inter.co or on Inter&Co’s website (http://investors.inter.co/en). Belo Horizonte, February 11, 2026. RAFAELA DE OLIVEIRA VITÓRIA Head of Investor Relations